December 19, 2019

William Stockton
Chief Executive Officer
Ohia Development Corp.
73-1089 Mahilani Drive
Kailua Kona, Hawaii 96740

       Re: Ohia Development Corp.
           Preliminary Offering Circular on Form 1-A
           Filed November 26, 2019
           File No. 024-11121

Dear Mr. Stockton:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Offering Circular on Form 1-A

Dilution, page 20

1. Please tell us why you have presented Net Tangible Value - Pre-Financing as $10,000. It appears that your net tangible book value as of September 30, 2019 was $(23,000).
Business
Overview and Corporate History
Our Vision and Business Plan, page 23

2. Please disclose whether you have entered into any agreements to purchase or develop the properties for your Phase 1 or Phase 2 plans. Also disclose whether you have entered into any agreements with tenants related to your Phase 1 or Phase 2 plans.
3. Please describe your affiliation with Lehua Court and your proposed transactions with
      Lehua Court as they relate to your Phase 1 and Phase 2 plans. We note your disclosure in
 William Stockton
FirstName LastNameWilliam Stockton
Ohia Development Corp.
Comapany19, 2019 Development Corp.
December NameOhia
Page 2
December 19, 2019 Page 2
FirstName LastName
         the financial statement footnotes that: "Lehua Court LLC (Lehua) is a related party to the
         Company as our directors are mutual directors of Lehua."
Directors and Executive Officers and Corporate Governance, page 28

4. Please provide the business experience during the past five years of each executive officer and director, including his principal occupations and employment during that period and the name and principal businesses of any corporation or other organization in which such occupations and employment were carried on. See Item 401(e) of Regulation S-K.
Certain Relationships and Related Transactions, page 30

5. Your financial statements reflect an amount of $10,000 "due to related party." Please disclose the information required by Item 404(d) of Regulation S-K. Report of Independent Registered Public Accounting Firm, page 36

6. Please tell us why you selected an auditor located in New Delhi, India when your principal office is located in Hawaii. Furthermore, please explain how your auditor was able to perform the audit engagement in accordance with PCAOB standards given these differing locations.
Exhibits

7. We note that the forum for adjudication of disputes provision in the company's bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 William Stockton
Ohia Development Corp.
December 19, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam Stockton
                                                           Division of
Corporation Finance
Comapany NameOhia Development Corp.
                                                           Office of Real
Estate & Construction
December 19, 2019 Page 3
cc:       Franklin Ogele
FirstName LastName